EXHIBIT (a)(1)(H)

To Employees, Directors and Service-Providers of PhotoMedex Eligible to Participate in the Stock Option Exchange Program:

I write to inform you of certain changes to the PhotoMedex Stock Option Exchange Program, which began on December 2, 2010.  Earlier this month, you received a package of materials related to this Exchange Program, followed by an Amendment to the Offer to Exchange, which set forth changes to the Exchange Program.  Enclosed with this letter is a Second Amendment to the Offer to Exchange.

I encourage you to read the Second Amendment to the Offer to Exchange, which includes additional summary financial information regarding the Company that you may find useful in deciding whether to participate in the Exchange Program.

As previously explained, you must submit your Election Form and Information Sheet by 12:00 p.m., PST on December 31, 2010 if you wish to participate in the Exchange Program.  If you have already properly completed and submitted an Election Form and Information Sheet, you need not take any further action unless you wish to alter your election.

The decision to participate in the Exchange Program is a personal one based on your assumptions about a number of factors, including the performance of publicly traded stocks generally, our own stock price and our business.  We cannot advise you on your decision as to whether or not to participate, and there are no guarantees of our future stock performance.  Moreover, we are not encouraging or discouraging your participation.  You should read all of the Exchange Program materials carefully and consult with your personal financial and tax advisors before deciding whether or not to participate.

I am delighted that the Company’s Board of Directors have offered you this choice and I urge you to read all of the Exchange Program materials carefully to come to a decision that is best for you.

Date: December 17, 2010

/s/ Dennis McGrath
President & Chief Executive Officer